UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________
SCHEDULE 13D
(Amendment No. 2)*
Under the Securities Exchange Act of 1934
_____________________________________________________

LPATH, INC.
(Name of Issuer)
_____________________________________________________

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
_____________________________________________________

548910108
(CUSIP Number)
_____________________________________________________

Name:     Suzanne Rodway
Address:  Barclays PLC
          1 Churchill Place
          London
          E14 5HP, United Kingdom

Phone: + 44 (0) 20 7116 3421


(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)
_____________________________________________________

December 17, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)


CUSIP NO. 548910108          13D/A

1.  NAME OF REPORTING PERSON:

      Barclays PLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [  ]
(b) [  ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions):
     WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
    PURSUANT TO ITEMS 2(d) OR 2(e)


6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

     UK


NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH

7.  SOLE VOTING POWER:

     6,421,100

8.  SHARED VOTING POWER:

     N/A

9.  SOLE DISPOSITIVE POWER:

     6,421,100

10.  SHARED DISPOSITIVE POWER:

     N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     6,421,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

     CERTAIN SHARES (See Instructions)             [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     10.6%

14.  TYPE OF REPORTING PERSON (See Instructions):

     HC


CUSIP NO. 548910108           13D/A

1.  NAME OF REPORTING PERSON:

      Barclays Bank PLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)


(a) [  ]
(b) [  ]


3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions):
        WC


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [  ]
PURSUANT TO ITEMS 2(d) OR 2(e)


6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
        UK


NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH

7.  SOLE VOTING POWER:

        6,421,100

8.  SHARED VOTING POWER:

        N/A

9.  SOLE DISPOSITIVE POWER:

        6,421,100

10.  SHARED DISPOSITIVE POWER:

        N/A


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        6,421,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [  ]
     CERTAIN SHARES (See Instructions)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        10.6%

14.  TYPE OF REPORTING PERSON (See Instructions):

        BK

..
Item 1.     Security and Issuer.

Item 1 of the Schedule 13D is hereby amended to reflect the following information for updating as of December 21, 2010.

          This Amendment No. 2 amends certain information in the Statement on
Schedule 13D filed by Barclays PLC and Barclays Capital Inc. ("BCI") on October 17, 2008 (the "Initial Statement")as amended by the Amendment No. 1 to the
Schedule 13D filed by Barclays PLC and Barclays Bank PLC on February 17, 2010 ("Amendment No. 1") and relates to the Class A Common Stock, par value $0.001 per share (the "Common Stock"), of Lpath, Inc., a Nevada corporation ("Lpath").

          The address of the principal executive offices of Lpath is 6335 Ferris Square, Suite A, San Diego, CA 92121.

          Information in the Initial Statement and Amendment No. 1 remains in effect except to the extent that it is superceded by subsequently filed information, including information in this Amendment No. 2.


Item 2.     Identity and Background.

Item 2 of the Schedule 13D is hereby amended to reflect the following information for updating as of December 21, 2010.

          This Statement is being filed by Barclays PLC and Barclays Bank PLC (together "Barclays"). The address and principal place of business of Barclays PLC and Barclays Bank PLC is 1 Churchill Place, London, E14 5HP, England.

          Barclays PLC is an international financial services provider organized in the United Kingdom. Barclays Bank PLC, a subsidiary of Barclays PLC, is a bank organized in the United Kingdom. Additional information concerning Barclays PLC is set forth in its Annual Report on Form 20-F for the fiscal year ended December 31, 2009 filed on March 19, 2010.



Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to reflect the following information for updating as of December 21, 2010.

          Barclays PLC and Barclays Bank PLC review their holdings in Lpath on an ongoing basis. Depending on such review, they may make additional purchases or sales of Lpath's securities in the future. Additional transactions, if any, in Lpath's securities will depend on various factors, including, without limitation, the price of the Common Stock, stock market conditions and the business prospects of Lpath. In addition, Barclays may engage, from time to time, in discussions with Lpath and other stockholders of Lpath concerning Lpath and its business.

          Except as otherwise described herein, Barclays does not have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to reflect the following information for updating as of December 21, 2010.

a) See Items 11 and 13 of the cover page for Barclays PLC and Barclays Bank PLC.

b) See Items 7 and 9 of the cover page for Barclays PLC and Barclays Bank PLC.

c) Over the last 60 days, Barclays Bank PLC made the following open market sales of the Common Stock :

Date           Quantity Sold          Price

12/17/10       2,000,000              $0.70/SHARE

d) Not Applicable

e) Not applicable




Item 7. Material to be Filed as Exhibits.

                Exhibit         Description

                A.              Joint Filing Agreement




SIGNATURES
              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2010

BARCLAYS PLC

By:     /s/ Suzanne Rodway
Name:  Suzanne Rodway
Title: Head of Compliance Operations


BARCLAYS BANK PLC

By:     /s/ Suzanne Rodway
Name:  Suzanne Rodway
Title: Head of Compliance Operations



EXHIBIT INDEX

Exhibit               Description




JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: December 21, 2010

BARCLAYS PLC

By:     /s/ Suzanne Rodway
Name:  Suzanne Rodway
Title: Head of Compliance Operations


BARCLAYS BANK PLC

By:     /s/ Suzanne Rodway
Name:  Suzanne Rodway
Title: Head of Compliance Operations